FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ....X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ....... No ...X....



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ABBEY NATIONAL PLC
CUSIP # 002920205
ANBRPA

Confirmation of Redemption to Holders of 8,000,000 American Depositary Shares, Series A each representing one Non-Cumulative Dollar-Denominated Preference Share, Series A

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its Non-Cumulative Dollar Denominated Preference Shares, Series A that on July 22, 2003 (the "Redemption Date") it will redeem all outstanding Dollar-Denominated Preference Shares, Series A, at the redemption price of US $25.70 per American Depositary Share ("ADS") and accrued pro rata dividends payable per ADS from the date of the last dividend payment July 6, 2003 to July 22, 2003 of US $0.0875 per ADS.

Contacts In relation to Preference Shares:

Ron Friend (Head of Legal and Documentation) 001 44 20 7756 4737

For general enquiries in relation to Abbey National plc:

Jon Burgess (Head of Investor Relations) 001 44 20 7756 4182

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ABBEY NATIONAL plc


Date:  9 July 2003                           By  /s/ Jonathan Burgess
                                                -----------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations